EXHIBIT 99.1

NEWS RELEASE

For immediate release

Nexen Announces Closing of Shale Gas Joint Venture Agreement

Calgary, Alberta, August 8, 2012 – Nexen Inc. (TSX, NYSE: NXY) today announced that we have completed the previously announced sale of a 40% interest in our northeast British Columbia shale gas assets to a consortium led by INPEX CORPORATION of Japan. The total consideration for the sale is $700 million, with 50% cash and a 50% capital carry, effective July 1, 2011.

With the deal closed, Nexen now holds a 60% operated interest in the joint venture lands, which are located in the Horn River, Cordova and Liard basins of northeast BC. The remaining 40% is now owned by INPEX Gas British Columbia Ltd. (IGBC), which is jointly established by INPEX and JGC Corporation.

Upon closing, we receive $821 million in cash, comprised of the initial cash payment and IGBC’s share of costs since the effective date of the transaction, including reimbursement of their 40% share of capital and payment of capital carry on our 60% share. The remaining carry amount is approximately $106 million. We expect to record a gain on the sale in our third quarter financial results.

Nexen and IGBC are continuing with completion activities on an 18-well pad in the Horn River and expanding in-field facilities. The 18-well pad is slated to come on-stream in the fourth quarter and the facility expansion will increase our current production capacity to about 175 million cubic feet per day (mmcf/d) from approximately 50 mmcf/d. Nexen and IGBC plan to develop this resource as economic conditions permit. We have also agreed to jointly investigate the feasibility of LNG export opportunities.

“This is the beginning of a valuable long-term strategic partnership,” said Kevin Reinhart, Nexen’s interim President and CEO. “Our new partners have technical and commercial strengths that complement our own, and we look forward to working with them to capture the value of this vast resource.”

About INPEX & JGC

INPEX currently conducts 74 oil and gas projects in 27 countries, making them Japan’s largest oil and gas exploration and production (E&P) company. They are engaged in exploration, development and production activities around the globe with production of over 420,000 boe/d and have the largest oil and gas reserves and production volume among Japanese companies.

INPEX brings significant LNG expertise and market access to the partnership. They own interests in large LNG projects including resource in both Australia and Indonesia and are building a regasification terminal in Japan. INPEX holds a 72.805% working interest in the Ichthys LNG project offshore Australia and is the operator. The project is expected to deliver LNG production volumes of 8.4 million tonnes per year and its production start-up is targeted by the end of 2016. INPEX holds a 60% working interest in the Abadi LNG project offshore eastern Indonesia and is the operator. The project is expected to deliver LNG production volumes of 2.5 million tonnes per year. The production volume from these two projects will be equivalent to 13% or more of Japan’s current LNG annual import volumes.

JGC Corporation is one of the world’s top engineering contractors, with extensive project management capabilities in the fields of petroleum refining and gas processing, LNG and petrochemicals.

About Nexen

Nexen Inc. is an independent, Canadian-based global energy company, listed on the Toronto and New York stock exchanges under the symbol NXY. Nexen is focused on three growth strategies: oil sands and shale gas in western Canada and conventional exploration and development primarily in the North Sea, offshore West Africa and deepwater Gulf of Mexico. Nexen adds value for shareholders through successful full-cycle oil and gas exploration and development, and leadership in ethics, integrity, governance and environmental stewardship.

For more information on our estimates of reserves, please refer to our 2011 Annual Information Form.  For more information on our estimates of shale gas resource, please refer to our press release dated November 15, 2010.

For investor relations inquiries, please contact: Janet Craig Vice President, Investor Relations (403) 699-4230	For media and general inquiries, please contact: Pierre Alvarez Vice President, Corporate Relations (403) 699-5202

801 – 7th Ave SW
Calgary, Alberta, Canada T2P 3P7
www.nexeninc.com

Forward-Looking Statements

Certain statements in this Release constitute “forward-looking statements” (within the meaning of the United States Private Securities Litigation Reform Act of 1995, as amended) or “forward-looking information” (within the meaning of applicable Canadian securities legislation). Such statements or information (together “forward-looking statements”) are generally identifiable by the forward-looking terminology used such as “anticipate”, “believe”, “intend”, “plan”, “expect”, “estimate”, “budget”, “outlook”, “forecast” or other similar words and include statements relating to or associated with individual wells, regions or projects. Any statements as to possible future crude oil or natural gas prices; future production levels; future royalties and tax levels; future capital expenditures, their timing and their allocation to exploration and development activities; future earnings; future asset acquisitions or dispositions; future sources of funding for our capital program; future debt levels; availability of committed credit facilities; possible commerciality of our projects; development plans or capacity expansions; the expectation that we have the ability to substantially grow production at our oil sands facilities through controlled expansions; the expectation of achieving the production design rates from our oil sands facilities; the expectation that our oil sands production facilities continue to develop better and more sustainable practices; the expectation of cheaper and more technologically advanced operations; the expected design size of our facilities; the expected timing and associated production impact of facility turnarounds and maintenance; the expectation that we can continue to operate our offshore exploration, development and production facilities safely and profitably; future ability to execute dispositions of assets or businesses; future sources of liquidity, cash flows and their uses; future drilling of new wells; ultimate recoverability of current and long-term assets; ultimate recoverability of reserves or resources; expected finding and development costs; expected operating costs; future cost recovery oil revenues from our Yemen operations; the expectation of our ability to comply with the new safety and environmental rules enacted in the US at a minimal incremental cost, and of receiving necessary drilling permits for our US offshore operations; estimates on a per share basis; future foreign currency exchange rates; future expenditures and future allowances relating to environmental matters and our ability to comply with them; dates by which certain areas will be developed, come on stream or reach expected operating capacity; and changes in any of the foregoing are forward-looking statements.

Statements relating to “reserves” or “resources” are forward-looking statements, as they involve the implied assessment, based on estimates and assumptions that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future.

All of the forward-looking statements in this Release are qualified by the assumptions that are stated or inherent in such forward-looking statements. Although we believe that these assumptions are reasonable based on the information available to us on the date such assumptions were made, this list is not exhaustive of the factors that may affect any of the forward-looking statements and the reader should not place an undue reliance on these assumptions and such forward-looking statements. The key assumptions that have been made in connection with the forward-looking statements include the following: that we will conduct our operations and achieve results of operations as anticipated; that our development plans will achieve the expected results; the general continuance of current or, where applicable, assumed industry conditions; the continuation of assumed tax, royalty and regulatory regimes; the accuracy of the estimates of our reserve volumes; commodity price and cost assumptions; the continued availability of adequate cash flow and debt and/or equity financing to fund our capital and operating requirements as needed; and the extent of our liabilities. We believe the material factors, expectations and assumptions reflected in the forward-looking statements are reasonable, but no assurance can be given that these factors, expectations and assumptions will prove to be correct.

Forward-looking statements are subject to known and unknown risks and uncertainties and other factors, many of which are beyond our control and each of which contributes to the possibility that our forward-looking statements will not occur or that actual results, levels of activity and achievements may differ materially from those expressed or implied by such statements. Such factors include, among others: market prices for oil and gas; our ability to explore, develop, produce, upgrade and transport crude oil and natural gas to markets; ultimate effectiveness of design or design modifications to facilities; the results of exploration and development drilling and related activities; the cumulative impact of oil sands development on the environment; the impact of technology on operations and processes and how new complex technology may not perform as expected; the availability of pipeline and global refining capacity; risks inherent to the operations of any large, complex refinery units, especially the integration between production operations and an upgrader facility; availability of third-party bitumen for use in our oil sands production facilities; labour and material shortages; risks related to accidents, blowouts and spills in connection with our offshore exploration, development and production activities, particularly our deep-water activities; direct and indirect risks related to the imposition of moratoriums, suspensions or cancellations of our offshore exploration, development and production operations, particularly our deep-water activities; the impact  of severe weather on our offshore exploration, development and production activities, particularly our deep-water activities; the effectiveness and reliability of our technology in harsh and unpredictable environments; risks related to the actions and financial circumstances of our agents and contractors, counterparties and joint venture partners; volatility in energy trading markets; foreign currency exchange rates; economic conditions in the countries and regions in which we carry on business; governmental actions including changes to taxes or royalties, changes in environmental and other laws and regulations including without limitation, those related to our offshore exploration, development and production activities; renegotiations of contracts; results of litigation, arbitration or regulatory proceedings; political uncertainty, including actions by terrorists, insurgent or other groups, or other armed conflict, including conflict between states; and other factors, many of which are beyond our control.

These risks, uncertainties and other factors and their possible impact are discussed more fully in the sections titled "Risk Factors" in our 2011 Annual Information Form and "Quantitative and Qualitative Disclosures About Market Risk" in our 2011 annual MD&A. The impact of any one risk, uncertainty or factor on a particular forward-looking statement is not determinable with certainty as these factors are interdependent, and management’s future course of action would depend on our assessment of all information at that time. Although we believe that the expectations conveyed by the forward-looking statements are reasonable based on information available to us on the date such forward-looking statements were made, no assurances can be given as to future results, levels of activity and achievements. Undue reliance should not be placed on the forward-looking statements contained herein, which are made as of the date hereof as the plans, intentions, assumptions or expectations upon which they are based might not occur or come to fruition. Except as required by applicable securities laws, Nexen undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Included herein is information that may be considered financial outlook and/or future-oriented financial information (FOFI). Its purpose is to indicate the potential results of our intentions and may not be appropriate for other purposes. The forward-looking statements contained herein are expressly qualified by this cautionary statement.

Note to Investors on Reserves and Resources
The reserves estimates in this disclosure were prepared with an effective date of December 31, 2011.  The resource estimates were prepared on March 31, 2012.  These estimates have been internally prepared by an internal qualified reserves evaluator in accordance with National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities ("NI 51-101") and the Canadian Oil and Gas Evaluation Handbook ("COGE Handbook"). For more information on this reserves estimate and Nexen’s reserves estimation process please refer to our 2011 Annual Information Form. For more information on our Appomattox resource estimate please refer to our press release dated April 2, 2012. Both our Annual Information Form and news releases are available at www.nexeninc.com and www.sedar.com.

Conversions of gas volumes to boe in these estimates were made on the basis of 1 boe to 6 mcf of natural gas. A boe conversion ratio of 6 mcf:1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Using the forecast prices applied to our reserves estimates, the boe conversion ratio based on wellhead value is approximately 30 mcf:1 bbl. Disclosure provided herein in respect of boes may be misleading, particularly if used in isolation.